Exhibit 99.1

Company announcement — No. 20 / 2019

Zealand Pharma implements a new long-term incentive program and grants new warrants under the employee warrant program

Copenhagen, June 13, 2019 — Zealand Pharma A/S (“Zealand”) (NASDAQ: ZEAL) (CVR-no. 20 04 50 78), announces the implementation of a new long-term incentive program (the “LTIP”) for Zealand’s Executive Management and Corporate Management in accordance with Zealand’s Remuneration policy and Overall guidelines for incentive pay, as adopted at the annual general meeting held on April 4, 2019. The LTIP has been implemented today.

Further, Zealand has granted warrants to Executive Management and Corporate Management. The warrants are granted under the warrant program covered by the authority pursuant to Section 8.4 of Zealand’s Articles of Association, adopted on Zealand’s general meeting on April 21, 2015.

Long-term incentive program

The LTIP is aligned to select European and U.S. biotech peers to Zealand, and is intended to drive long-term performance, the alignment of management’s interests with those of Zealand’s shareholders, and to support the attraction, retention and motivation of first-rate executive talent.

Under the LTIP, the Executive Management and Corporate Management are eligible to receive a number of performance share units at no cost, as determined by the board of directors. Thereafter, performance share units are expected to be granted annually (together with any share based long term incentive program, up to a maximum of 10% of Zealand’s share capital).

The performance share units will vest over a three-year period. The vesting period is from June 13, 2019 to June 13, 2022. The performance share units that have not vested will lapse without any compensation.

The first performance share units will be granted today, June 13, 2019.

Each vested performance share unit entitles the holder to receive one share in Zealand at no cost provided that targets are met.

The targets for the grant under the LTIP are related to Zealand’s filing of a submission for a New Drug Approval (“NDA”) to the Food and Drug Administration (“FDA”) in the United States and Zealand’s receipt of an approval letter from the FDA for this NDA application.

The first grant of performance share units under the LTIP will have an estimated aggregate theoretical value of DKK 2.9 million, while each performance share unit has a value of DKK 127.33.

The number of performance share units granted is 22,915 determined based on the average share price of the shares of the Company for the three-day trading period following the latest open trading window preceding the allotment.

Grant of warrants

The warrant program is an incentive scheme reflecting Zealand’s objective to attract and retain first-rate employees and to help ensure shared short- and long-term interests for the management, employees, and shareholders of Zealand.

A total of 194,364 warrants have been granted, giving the rights to subscribe for up to 194,364 new Zealand shares with a nominal value of DKK 1 each, corresponding to 0.6% of Zealand’s total outstanding share capital. The exercise price is DKK 138.60, calculated as the closing price of Zealand’s shares on Nasdaq Copenhagen on June 12, 2019.

25,976 warrants will vest annually over a three year period, and the exercise of the warrants may take place, in whole or in part, in defined time windows from June 13, 2020 up to and including June 13, 2024. 168,388 warrants will vest over a three-year period, and the exercise of the warrants may take place, in whole or in part after the three-year period, in defined time windows from June 13, 2022 up to and including June 13, 2024.

The exercise time windows for all granted warrants are defined as four times a year during a four-week window starting from the time of publication of either the Zealand’s annual report or quarterly or semi-annual reports (three, six and nine months respectively).

The total new warrants granted have a combined market value of DKK 8,754,300.00 calculated on the basis of the Black—Scholes model, including a four-year historic volatility of 43.0%, a four-year risk-free interest rate of -0.59% and a share price of DKK 138.60.

For further information, please contact:

Emmanuel Dulac, President and Chief Executive Officer

Tel.: +45 50 60 36 36, e-mail: edu@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communication

Tel.: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.